SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X       Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _         No X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

Exhibit

99.1 Release dated March 3, 2005, entitled “DRDGOLD GIVES JCI/CAM MORE
TIME TO PAY”.
99.2 Release dated March 4, 2005, entitled “MANAGEMENT SUSPENDS
OPERATIONS AT NORTH WEST OPERATIONS NO 10 SHAFT
FOLLOWING TWO FATALITIES”
99.3 Release dated March 9, 2005, entitled “NORTH WEST OPERATIONS: MEDIA
STATEMENT”
99.4 Release dated March 9, 2005, entitled “NORTH WEST OPERATIONS: MEDIA
STATEMENT”
99.5 Release dated March 10, 2005, entitled “UPDATE ON STATUS AT
DRDGOLDS’S NORTH WEST OPERATIONS FOLLOWING EARTHQUAKE
ON 9 MARCH 2005”
99.6 Release dated March 11, 2005, entitled “NORTH WEST OPERATIONS: MEDIA
STATEMENT”
99.7 Release dated March 11, 2005, entitled “NORTH WEST OPERATIONS: MEDIA
STATEMENT”
99.8 Release dated March 15, 2005, entitled “DRDGOLD instructs lawyers to file for liquidation of JCI/CAM”
99.9 Release dated March 30, 2005, entitled “BUFFELSFONTEIN PROVISIONAL
LIQUIDATORS ANNOUNCED”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April 29, 2005
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD GIVES JCI/CAM MORE TIME TO PAY
03 March 2005
451/05-jmd

Johannesburg, South Africa. 03 February 2005. DRDGOLD Limited (JSE: DRD; NASDAQ:
DROOY; ASX: DRD; POM SoX: DRD) has been informed that Brett Kebble’s JCI Gold Limited (JCI
Gold) intends challenging on constitutional grounds the order of High Court judge Lewis Goldblatt that JCI Gold and Consolidated African Mines Limited (CAM) pays DRDGOLD an amount of R35.7 million, plus interest and costs.
DRDGOLD has given JCI/CAM until the close of business on Tuesday, 8 March to file its referral with the Constitutional Court, failing which DRDGOLD will file warrants of execution against JCI/CAM by close of business on Wednesday, 9 March.
The Johannesburg High Court order was in response to a contractual claim by DRDGOLD relating to an undertaking Kebble had given to pay DRDGOLD an option fee for warehousing shares which
DRDGOLD acquired as part of Project Eagle, JCI Gold’s unsuccessful endeavour to incorporate
Randfontein Estates Gold Mine into Western Areas. DRDGOLD instituted proceedings when JCI/CAM, after paying a small portion of the fee, refused to pay the balance of the claim.
The High Court dismissed JCI/CAM's counterclaim to recover the earlier part-payment with costs.
JCI/CAM moved to appeal the High Court judgement, but lost the appeal with costs, and subsequently petitioned the Supreme Court of Appeal to have the judgement overturned. This petition was rejected on Friday last week.
Kebble has yet to reveal the basis of his challenge, and how the constitution will assist him in that challenge.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.2
Management suspends operations at North West Operations No 10 Shaft following two fatalities
04 March 2005
453/05-jmd
Johannesburg, South Africa. 4 March 2005. DRDGOLD Limited (JSE: DRD; NASDAQ:
DROOY; ASX: DRD; POM SoX: DRD). The management of DRDGOLD Limited’s North West
Operations at Stilfontein has suspended all operations at the No 10 Shaft pending a full investigation into the death of two employees in a transport-related incident underground at the shaft in the early hours of this morning.
The two employees, both locomotive drivers, were struck by an empty runaway railway wagon, usually used to transport ore and rock waste.
No one else was injured in the incident, which happened some 2 300 metres below surface.
Commenting on the suspension of operations at No 10 Shaft, DRDGOLD Chief Executive
Officer Mark Wellesley-Wood said: “We need to be absolutely sure that, in addressing the
North West Operations’ current serious operating and financial difficulties, safety is not being compromised.
“Operations will remain suspended until a full investigation in co-operation with the
Department of Minerals and Energy has been conducted and we are satisfied that all work is being conducted in accordance with safety policies and procedures.”
The names of the deceased will be withheld until their next of kin have been informed.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.3
NORTH WEST OPERATIONS: MEDIA STATEMENT
09 March 2005
454/05-jmd

Johannesburg, South Africa. 9 March 2005 (22:30). Rescue workers tonight rescued
14 employees trapped underground at DRDGOLD’s North West Operations’ No5 Shaft near Stilfontein in North West Province following a series of seismic events earlier today.
The condition of those rescued is being assessed currently.
Two employees believed initially to be among those trapped have subsequently been accounted for and are uninjured.
Work to rescue the remaining 26 employees still trapped is continuing.

More than 100 people – specially trained rescuers and volunteers from among the workforce – are involved in the rescue operation.
The trapped employees are believed to be on 78 level, some 2 400 metres below surface.
All other employees who were underground at the North West Operations’ eight shafts at the time – 3 158 in total – are safe. Of these, 2 931 have been brought to surface. The balance – 227 – is in the process of being brought to surface.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.4
NORTH WEST OPERATIONS: MEDIA  STATEMENT
09 March 2005
455/05-jmd

Johannesburg, South Africa. 9 March 2005 (23:00). Rescue workers have rescued a further 10 employees trapped underground at DRDGOLD’s North West Operations’ No 5
Shaft near Stilfontein in North West Province following a series of seismic events earlier today.

This brings to 24 the number of employees rescued within the last hour. The condition of those rescued is being assessed currently.
Two employees believed initially to be among those trapped have subsequently been accounted for and are uninjured.

Work to rescue the remaining 16 employees still trapped is continuing.
More than 100 people – specially trained rescuers and volunteers from among the workforce – are involved in the rescue operation.
The trapped employees are believed to be on 78 level, some 2 400 metres below surface.
All other employees who were underground at the North West Operations’ eight shafts at the time – 3 158 in total – are safe. Of these, 2 931 have been brought to surface. The balance – 227 – is in the process of being brought to surface.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.5
UPDATE ON STATUS AT DRDGOLDS’S NORTH WEST OPERATIONS FOLLOWING
EARTHQUAKE ON 9 MARCH 2005
10 March 2005
456/05
Johannesburg, South Africa. 10 March 2005. DRDGOLD CEO Mark Wellesley-Wood
thanked mining and other employees of the North West Operations, medical personnel and brigadesmen of the Mine Rescue Service for their contributions to the rescue operations which had resulted in an efficient evacuation of 3,198 miners following the earthquake experienced in Stilfontein in North West Province on 9 March 2005.
It is with regret that the company has confirmed that one employee died as a result of injuries sustained during the earthquake. Twenty employees sustained minor injuries which were treated at the mine’s first aid station, and a further 20 were hospitalized. One of those hospitalized suffered serious head trauma. One employee remains unaccounted for. All affected employees and their families are being provided with access to counselling services.
DRDGOLD Limited noted that preliminary assessments suggest that the earthquake felt across a large area of central South Africa yesterday was not caused by current mining activities conducted by DRDGOLD’s North West Operations. The company refers to measurements reported by the United States Geological Survey
(http://earthquake.usgs.gov/recenteqsww/Quakes/usvkar.htm) which registered tectonic activity at a depth of 15 kilometres below surface. DRDGOLD’s own measurements suggested a point of origin approximately 2,000 metres below surface, in a fault which traverses the Stilfontein area.

Yesterday’s tremor, as measured by the Council for Geoscience, registered a magnitude of
5.3 on the Richter Scale, making it the largest recorded earthquake in South Africa since
1969.
The company added that it had no current mining activities within three kilometres of yesterday’s earthquake.
As in the normal course of business, the company has notified its insurers of the occurrence of the event.
The company notes that the mining areas affected by the tremors were properly supported according to mine standards. However as a result of the extent of the event, infrastructure sustained serious damage and various rockfalls occurred. The No 5 Shaft of
DRDGOLD’s North West Operations, which accounts for approximately 11% of North West
Operations total gold production and which suffered serious damage as a result of yesterday’s earthquake, remains closed. Production at the mine’s other seven shafts has returned to normal.
The Acting Minister of Minerals and Energy, Ms Buyelwa Sonjica, visited injured employees at the mine’s Duff Scott Hospital and No 5 Shaft today. She complimented
DRDGOLD’s staff on the efficiency with which the rescue of employees was completed.
DRDGOLD is committed to cooperating in a thorough investigation into the cause of this event which will be conducted by the Department of Minerals and Energy.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.6
NORTH WEST OPERATIONS: MEDIA STATEMENT
11 March 2005
457/05-jmd

Johannesburg, South Africa. 11 March 2005. DRDGOLD Limited (JSE: DRD;
NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) regrets to announce that at approximately
14:30 today, rescue workers located and recovered the body of the employee missing underground at the No 5 Shaft of the company’s North West Operations at Stilfontein in
North West Province since Wednesday’s earthquake.
This brings to two the total number of employees who died. All 3 200 employees working underground at the time of the earthquake are now accounted for.
Seven of the 40 employees injured are still in hospital. One is in a serious but stable condition and the others are all in a satisfactory condition.
North West Operations General Manager Louis Lamsley thanked mine personnel and brigadesmen from the Mine Rescue Service for their dedicated efforts “in difficult circumstances” during the two-day rescue operation.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.7
NORTH WEST OPERATIONS: MEDIA STATEMENT
11 March 2005
458/05-jmd

Johannesburg, South Africa. 11 March 2005. DRDGOLD Limited (JSE: DRD;
NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) has released the name of the employee whose body was recovered yesterday (Thursday, 10 March) from the No 5 Shaft of its
North West Operations following Wednesday’s earthquake.

He was Mr Tsepang Benjamin Matsoele (46), who was employed at the mine as a winch driver.
Mr Matsoele – from Phamong, Quthing, in Lesotho – is survived by his wife and two children.

The name of the second employee who died and whose body was recovered this afternoon (Friday, 11 March), will be withheld until his next of kin have been informed.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.8
DRDGOLD instructs lawyers to file for liquidation of JCI/CAM
15 March 2005
460/05-jmd

Johannesburg, South Africa. 15 March 2005. DRDGOLD Limited (JSE: DRD;
NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) would like to state on record the following:
The company has received payment this afternoon of R12m from JCI Gold
Limited (JCI Gold) and Consolidated African Mines Limited (CAM). The High Court
order was for R35.7 million, plus interest and costs.
The company has received no other forms of guarantee or security.
DRDGOLD has instructed its lawyers to continue to file for liquidation of JCI CAM.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7002 (office)
+1 347-423-5859 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.9
BUFFELSFONTEIN PROVISIONAL LIQUIDATORS ANNOUNCED
30 March 2005
465/05-jmd

Johannesburg, South Africa. 30 March 2005. DRDGOLD Limited (JSE: DRD;
NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) has been advised that three provisional liquidators have been appointed by the Master of the High Court to Buffelsfontein Gold
Mines Limited, (into which are incorporated DRDGOLD’s North West Operations).

The liquidators, and their respective contact details, are:
Mr Barend Petersen
Sizwe Ntsaluba VSP
021 419 9396

Mr Norman Klein
Westrust
011 484 4760
Ms Sogopotje Sheila Mphahle
Merithing Trust cc
012 320 8927/5420
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
+1 917-861-2530 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398